ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

The Calvert Fund

Calvert High Yield Bond Fund

Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to Calvert High Yield Bond Fund (“Fund”), a series of The Calvert Fund.  Calvert has agreed with the Fund to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through January 31, 2013, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, performance fee adjustments, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figure is expressed as a percentage of average net assets.

Class C
The Calvert Fund
Calvert High Yield Bond Fund	2.65%

For Fund:	/s/ William M. Tartikoff William M. Tartikoff, Vice President and Secretary	For Calvert:	/s/ Ronald M. Wolfsheimer Ronald M. Wolfsheimer, Senior Vice President and Chief Financial and Administrative Officer

Effective Date: October 31, 2011